Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet –QUICK □□□ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

LIFEZONE METALS LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 08:00am., Eastern Time, on May 1, 2026.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual meeting, you will need your 12 digit control number to vote electronically at the annual meeting. To attend;
https://www.cstproxy.com/lifezonemetals/2026

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, 3, AND 4.

Proposal	FOR	AGAINST	ABSTAIN
1. To receive the Company's accounts for the financial year ended December 31, 2025.	☐	☐	☐
2. To ratify the appointment of the auditor.	☐	☐	☐
3. To re-elect Keith Liddell as a Class III Director of the Company.	☐	☐	☐
4. To re-elect Chris Showalter as a Class III Director of the Company.	☐	☐	☐

CONTROL NUMBER

Signature______________________________ ______________________________ **Date**____________**, 2026**

Note: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders To view the 2026 Proxy Statement, 2025 Annual Report and to Attend the Annual Meeting, please go to: https://www.cstproxy.com/lifezonemetals/2026 FOLD HERE DO NOT SEPARATE INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS LIFEZONE METALS LIMITED The undersigned appoints the Chair of the Meeting, as proxy, with the power to appoint their substitute, and authorizes them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares of Lifezone Metals Limited held of record by the undersigned at the close of business on March 12, 2026 at the Annual General Meeting of shareholders of Lifezone Metals Limited to be held on May 5, 2026, or at any adjournment thereof. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF PROPOSAL 1, PROPOSAL 2, PROPOSAL 3, AND PROPOSAL 4, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. (Continued and to be marked, dated and signed, on the other side)